[Kirkland & Ellis LLP Letterhead]

December 27, 2005

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Mr. Michael Pressman Division of Corporate Finance
Re:	Net2Phone, Inc. Schedule 14D-9 filed November 25, 2005, as amended on December 19, 2005 File No. 5-56655

Dear Mr. Pressman:

     Net2Phone, Inc. (the “Company”) is hereby providing to the Securities and Exchange Commission as Annex A to this letter a copy of Amendment No. 1 to the Schedule 14D-9, filed by the Company on December 19, 2005. Per your request, the attached copy of Amendment No. 1 to the Schedule 14D-9 has been marked to show changes from the Schedule 14D-9 as filed on November 25, 2005.

     Should you have any questions relating to any of the foregoing, please feel free to contact me at 212-446-4973 or my partner, Stephen Fraidin, at 212-446-4840.

Sincerely,

/S/ ANDREW NAGEL Andrew Nagel
cc:	James R. Mellor Chairman, Independent Committee of the Board of Directors Net2Phone, Inc.